Via Facsimile and U.S. Mail

January 24, 2007

Mr. Alan I. Kirshner
Chairman and Chief Executive Officer
Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060-6148

Re: Markel Corporation
**   Form 10-K for fiscal year ended December 31, 2005**
**   File No. 001-15811**

Dear Mr. Kirshner:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant